Fsas

a Fujitsu company


03029615

Creating best proposals leveraging our IT Life Cycle Management

Annual Report 2003 Year ended March 31, 2003

FUJITSU SUPPORT AND SERVICE INC.

Corporate Profile

Fujitsu Support and Service Inc. (Fsas) was established in 1989 as a maintenance and repair company for telecommunications and information processing equipment through a spin-off of the Customer Engineering Group of Fujitsu Limited. In 1996, the Company merged with Fujitsu Support Technology Limited, retaining the name of Fujitsu Support and Service Inc., to offer total services from hardware and software to networks. In 1998, the Company listed its shares on the Second Section of the Tokyo Stock Exchange (TSE), and in September 2001, moved this listing to the First Section of the TSE.

Fsas's corporate slogan, **First Value Co-Creator**, refers to creating "first value" in partnership with our customers. "First Value" denotes the realization of optimum solutions for our customers' needs and accommodating those solutions in a manner befitting the times and the changing business environment. In the past, we were able to achieve this by offering individual services; in the recent years, however, customers have become more demanding to the total solutions that maximize their value.

Recognizing that it is necessary for us to provide creative solutions for customers' business problems, we have organized and consolidated our services into a menu of services in our Network Business Solution. As part of our efforts to expand into new business fields, we are focusing our efforts on business related e-Japan program aiming to help Japan become a cutting-edge IT nation. In addition, by acquiring certifications such as ISO 9001:2000, Conformity Assessment Scheme for Information Security Management System (ISMS) and BS7799, Fsas is providing ever-higher quality services to our customers.

We at Fsas are continuing to develop business that is in step with future trends and, with the efforts of each and every one of our employees, are making our mark as a **First Value Co-Creator**.

Contents

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. For a list of factors which could cause our actual results, performance or achievements to differ materially from those described in such forward-looking statements, please see the last page of this annual report.

Financial Highlights

Fujitsu Support & Service Inc. and Consolidated Subsidiaries

Years ended March 31	2001	2002	2003	2003
			Millions of yen	Thousands of U.S. dollars
For the year:				
Net sales	¥ 214,597	¥ 221,528	¥ 220,696	$1,836,073
Information Technology Services	158,754	167,803	167,187	1,390,906
Technical Support Services	56,574	54,581	54,993	457,513
Eliminations	(731)	(856)	(1,484)	(12,346)
Operating income	10,289	11,115	11,539	95,998
Information Technology Services	3,752	4,446	4,617	38,410
Technical Support Services	6,539	6,668	6,916	57,538
Eliminations	(2)	1	6	50
Net income	4,303	4,950	5,021	41,772
At year-end:				
Total assets	111,798	113,927	117,602	978,386
Total shareholders' equity	42,514	46,787	50,848	423,029
Ratios:				
Return on sales	2.0%	2.2%	2.3%	
Return on assets	4.2%	4.4%	4.3%	
Return on equity	10.6%	11.1%	10.3%	
Shareholders' equity ratio	38.0%	41.1%	43.2%	
			Yen	U.S. dollars
Per share data:				
Earnings	74.04	85.13	86.37	0.72
Cash dividends applicable to the year	10.00	15.00	10.00	0.08

Note 1: The U.S. dollar amounts are given solely for readers' convenience at the rate of ¥120.20=US$1.00, the exchange rate prevailing of the Tokyo Foreign Exchange Market on March 31, 2003.

Note 2: Per share data has been calculated in accordance with Accounting Standard for Earnings Per Share.



Net Sales
(Millions of yen)
250,000
200,000
150,000
100,000
50,000
0
1999
2000
2001
2002
2003
(Years ended March 31)



Operating Income
(Millions of yen)
15,000
10,000
5,000
0
1999
2000
2001
2002
2003
(Years ended March 31)



Net Income
(Millions of yen)
6,000
4,000
2,000
0
1999
2000
2001
2002
2003
(Years ended March 31)

To Our Shareholders and Investors



Tatsuhiko Ohtaki, President and CEO

Fiscal 2002 Performance

The Japanese economy in fiscal 2002, the year ended March 31, 2003, was marked by stagnating business conditions, due to falling stock prices, reduced private-sector capital investment and other factors. In the information services industry, demand related to the government's e-Japan initiative, a plan to digitize central and local government bodies, increased, but companies reduced their IT investment because of the harsh business climate. According to a survey conducted by IDC Japan, a private research institute, total domestic IT investment in 2002 declined 0.8% year-on-year, showing negative growth for two consecutive years.

The harsh business environment was an unfortunate factor which contributed to the first decline in sales at Fsas since becoming a listed company in 1998. Fiscal 2002 consolidated net sales fell 0.4% year-on-year to ¥220.7 billion. Sales were hit especially hard in the manufacturing and distribution industries, where both investment in facilities and the number of large-scale projects went down.

Accounting for about 80% of consolidated net sales, the Information Technology Services Business saw private-sector sales decline ¥15.7 billion compared to the previous year to ¥119.2 billion on a non-consolidated basis. The efforts of the e-Japan related business, however, were rewarded with sales of ¥44.9 billion on a non-consolidated basis, a year-on-year increase of ¥14.7 billion, which kept the decline in consolidated net sales by the Information Technology Services Business at ¥1.0 billion. Growth in the e-Japan related business was due largely to aggressive solutions-focused sales activities, as well as to our multivendor support network and our nationwide network of approximately 190 service sites.

The Technical Support Services Business approximately accounts for the remaining 20% of consolidated net sales, the

majority of which come from technical support services contracted by Fujitsu Limited. On a non-consolidated basis, sales fell ¥1.0 billion year-on-year to ¥43.5 billion. Consolidated sales, however, were up ¥0.4 billion to ¥55.0 billion compared to the previous year, thanks to increased sales attributed to new betting formats which had been introduced at public gaming facilities by Totalizator Engineering Limited, a subsidiary providing support for systems at such places.

To ensure income growth, even under the current conditions in which sales growth does not come easily, we are working to cut costs. By reducing the purchasing costs, we also improved the consolidated gross profit margin by 0.3 point to 21.0%. Furthermore, we were able to raise the consolidated operating income margin from 5.0% posted last year to 5.2% in fiscal 2002 by integrating and closing offices, streamlining administrative divisions and promoting other rationalization measures to keep operating costs down.

As the result, we recorded the highest consolidated operating income and net income in our history, the former gaining 3.8% year-on-year to ¥11.5 billion, and the latter rising 1.4% compared to the previous year to ¥5.0 billion. Fsas believes in maintaining a healthy balance sheet. We were able to raise the current ratio by 6.6 points compared to the previous year to 172.0%, and the shareholders' equity ratio by 2.1 points year-on-year to 43.2%.

With annual dividends applicable to fiscal 2002, we paid a dividend of 10 yen per share. In order to ensure future growth, retained earnings are selectively reinvested in research and development projects, training facilities expansion and other initiatives.

Fiscal 2002 Initiatives

At the macro level, slumping business conditions persist, but the shift to a society having extensive communications networks with broadband being the hallmark of the trend, telecommunications is steadily moving forward, and optimal solutions to customers for the various problems and issues faced by them are required. Fsas will continue to make use of its cutting-edge network technology to provide Business, Network and Operations Solutions for each phase of life cycle the customers' systems go through.

We launched *WAN Power-up Solution* and *Barrier Power-up Solution* as a part of Business and Network Solutions. Particularly in the area of security, we reorganized our existing services and now have a "securities solution" that provides security for every phase in a system's life cycle. We also launched the *Fsas Biometrics Authentication System SF2000 Bio (for UNIX and Linux)* and the *Fsas Wireless LAN System Instantwave 54EX* to expand our product lineup.

In addition, we launched Operations Solution in May 2002, which provides systems operations management, support and outsourcing. Operations Solution will be effective in expanding business in the field of business operations based on maintenance, Fsas's core business, as well as conventional IT operations, such as MSP (Management Service Providers). In March 2003, we were certified for both Conformity Assessment Scheme for ISMS* (Information Security Management System) and BS7799 ** for ASP and housing services provided at the Operations Solution Center in Tokyo, ensuring "safe and reliable outsourcing" to the customers.

The maintenance business helps to ensure the stable operations of the customers' systems, and in order to provide prompt and system-specific support to our customers, we have a plan to transfer services to group companies that have better access to local regions. In fact, in fiscal 2002, we have already transferred maintenance services for financial terminals in the Osaka and Hyogo regions to Fsas Techno Kansai Inc., and in the Fukuoka, Saga and Saitama regions to Fsas Techno Inc.

Fsas has been expanding its business through such solutions as outlined above. We have been particularly active in the e-Japan related business. We established the e-Japan Promotion Group, raised the number of sales staff, and provided *Ai Series* products to local government bodies. We also developed solutions-focused sales activities aggressively using the *Ai Series*, which includes the portal solution *Ai Hiroba*, the national health insurance tax collection system *Ai Kokuho*, and the supplies management solution *Ai Bihin*. Through these initia-

tives, we have successfully made local governments aware of the Fsas brand, which has significantly resulted in large orders for LGWAN (Local Government Wide Area Networks) for local governments in the Kyushu region.

*ISMS refers to a series of systems which enable companies and organizations to assess their own risks, decide on security level, and thus have a set of concrete plans for allocation of their resources in order to continuously balance, maintain and improve confidentiality, integrity, and availability of information assets that they have to protect.

**BS7799
BS7799 is a guideline stipulated by the British Standards Institution for information system security management for companies and organizations including public offices.

Medium-term Business Plan

Fsas recently made a medium-term business plan for three years from fiscal 2003 to 2005. Under this plan, we aim at establishing a high-profit structure that is not easily influenced by the macro environment, and a base for the next major growth in the future.


Medium-term Business Targets
(Billions of yen)
Sales
Recurring Income
Sales
Recurring Income*
300
200
100
0
15
10
5
0
220.7
9.9
260.0
14.5
2003
2004
2005
2006

(Years ended March 31)

- Sales Growth from 2002 to 2005 Average Growth Rate : 5.6% / Year
- Aim to achieve growth rate greater than market growth rate (Average Market Growth Rate : 5% - February 2003, IDC Japan)
- Increase sales to recurring income ratio from the 4.5%of FY02 to 5.6% in FY05 (Expand high value-added business leveraging Fsas' strengths)

*Recurring income is income before revaluation loss on investment securities, restructuring costs, income taxes and minority interests, etc.

Awareness of the market environment

Given the continued development of broadband, we expect the coming three years to be highly important for the next stage of growth. Regarding the government's e-Japan plan, nationwide implementation of LGWAN systems will come to a tentative end in fiscal 2003, i.e. it is not the very end of the e-Japan related business. In the next few years, the public-private partnership business based on this infrastructure will swing into full gear, and in combination with broadband, we expect the market to develop significantly. Fsas plans to develop business solutions aggressively for this market as it expands to GtoB (government-to-business) and GtoC (government-to-citizen) transactions.

Driven by "proposal capabilities"

Fsas is currently working hard to strengthen its "proposal capabilities" to ensure its future growth. As open systems continue to gain ground, customers are becoming aware of the need to "integrate" distributed systems, with unexpected problems and cost increases caused by complex hardware and software. When considering integration, the concept of "Life Cycle Management (LCM)" will be more important than ever, whereby planning and design, implementation, and operations and maintenance of each phase will — not be regarded independently as have been the case, but as one part of a series of life cycle from the customers' perspectives. The key at the turn of each phase of life cycle is the effectiveness of proposals made for solutions. Business takes place when customers recognize the value of Fsas proposals, especially with regard to systems integration. Then, each phase runs its course and another new proposal will be made at the time of transition to the next life cycle. This process ensures a close relationship with the customer and our position as a partner in boosting the convenience of IT applications. We aim at becoming irreplaceable in a network-based information society through our services based on LCM. We will also attempt to increase revenue through balanced expansion of "flow" businesses—the first half of the life cycle from planning to implementation—and "stock" businesses—the latter half of the life cycle including operations and main-

tenance. To that end, we are focusing on bolstering stock businesses so that we may be able to raise their percentages in the total sales from 42 to 45% in the near future.

Medium-term business strategy

In order to ensure that our medium-term business plan is unfailingly carried out, we have formulated a complementary "medium-term business strategy." It consists of the following four items:

1. Expand the LCM business by strengthening solutions proposal capabilities
2. Enhance solutions businesses targeting growth areas
3. Grow the e-Japan related business in concert with expanded public-private partnerships
4. Establish stronger relationship with our customers

For more information, please see page 6 for the Special Feature section.

In the next three years, Fsas's target for an average growth in sales for the IT service market is 5.6% which would exceed 5.0%, forecasted by IDC Japan in February 2003. We feel strongly that this target can be readily achieved if we faithfully execute each item in our medium-term business strategy. At the same time, by promoting high value-added businesses that utilize company strengths, we plan to boost our profit margin, and raise the ratio of recurring income* to net sales from the fiscal 2002 mark of 4.5% to 5.6% by fiscal 2005.

Plan for Fiscal 2003

Fiscal 2003 is the first year of our new medium-term business plan, and for the year on consolidated basis we plan to increase net sales by 3.1% to ¥227.5 billion, raise operating income by 4.0% to ¥12.0 billion, and increase recurring income* by 3.1% to ¥10.2 billion. We are also targeting consolidated net income of ¥5.3 billion for the term, an increase of 5.5%. A complete recovery in domestic IT investment is expected to take some more time. Our management plan is based on the assumption that private-sector demand on the whole will remain stagnant in fiscal 2003, and that there will be a slight rise in demand related to the e-Japan plan.

To strengthen solutions businesses in the year ahead, we will emphasize the provision and development of solutions that respond to the rapid growth in broadband. First in the Business Solution area, we will specifically work to develop business in three priority areas: CRM (Customer Relationship Management), which uses existing infrastructure to improve the efficiency of BtoB (business-to-business) and BtoC (business-to-consumer) business; Web-EC (e-commerce) systems; and EAI (Enterprise Application Integration) which increases the efficiency of inner-company systems by linking business processes. Next, in Network Solution, we will enhance our packaged services to improve performance and lower the costs of LAN/WAN systems for medium-sized companies, and work for further expansion of the storage server integration business. Finally, in Operations Solution, we plan to develop new products and move into new fields such as *Personal Computer Life Cycle Management* and medical data, including electronic medical records system, in order to expand the scope of our business. With the same objective, we will provide improved system solutions, led by our *Simplified Diagnostic Services.* We also have a plan to expand the Operations Solution Centers in order to enhance the ability of the company to respond to any challenge.

Thus, guided by our medium-term plan, we will devote our efforts to securing sustained growth. We are also channeling our energies into improving corporate governance in order to strengthen the trust of our stakeholders. Continuously striving to achieve a high degree of transparency in management, we established a Compliance Committee in fiscal 2002 and laid down compliance guidelines together with the opening of the counter over which employees can ask for consultation or file for complaint. We also enhanced our system of training for all group and contract employees, and established an information security policy.

In the coming years, Fsas intends to raise shareholder value and consistently return profits to stakeholders. We thank you for your continuous understanding and support.

Tatsuhiko Ohtaki
President and CEO 

Medium–term Business Plan

A New Scenario for Growth

At the foundation of our medium-term business plan lies the belief that Fsas needs to rebuild its competitive edge in response to the needs of a new era.

IT is progressing rapidly and the role of Fsas has changed along with it. Initially, the "Reliability" of our mainframe maintenance services was our biggest competitive advantage, but as proliferation of the Internet accelerated at an astounding rate, we began to emphasize our LAN/WAN system "Implementation Capabilities," and in recent years, have strengthened our "Problem Resolution Capabilities" to help customers overcome various issues arising with the shift to open systems. At these various stages, we have promptly responded to fluctuations in market needs and continuously worked on upgrading the quality of our services to lead the industry.

The market for LAN/WAN implementation is nearing maturity, and many users have begun to recognize the necessity of

Market Trends and Transition of Business


Sales Scale
Majority of work involved maintenance of Fujitsu products
Centralized Processing (Proprietary Systems)
Focus on LAN/ WAN Implementation
Distributed Processing (Open Systems)
Reinforcement of Solution Capabilities
Increased Complexity
Increased Convenience
Integration
Internet
Broadband
Challenge to New Growth
1989
1995
2000
2003~
Reliability
+
Implementation Capabilities
+
Problem Resolution Capabilities
+
Proposal Capabilities

Environmental Changes
- Increase in problems / operation costs due to increased complexity of open systems
- Promotion of high-speed / low-cost network resource "integration" due to the progress of broadband

Growth accelerating in services-oriented IT businesses

As products become increasingly complex, demand is on the rise in the IT industry for advanced services such as platform integration, remote maintenance, operations monitoring, tuning and other initiatives to improve the reliability and performance of products.

With our service infrastructure and lineup of products, Fsas has worked to provide optimal solutions that raise system performance and ensure system reliability. In so doing, we have acquired significant expertise in these areas and given the present market conditions we expect our presence to only be further enhanced going forward.

Advanced Services for Increasingly Complex Hardware/Software


Network Solution
Business Solution
Maintenance
Operations Solution
Server Integration
Platform Integration
Application Integration
Security
Increasingly Complex Hardware/ Software
Operation Monitoring
Multivendor Maintenance
Remote Maintenance
Performance Management/ Tuning

Fsas's Strengths
- Life Cycle Management (LCM)
- Service infrastructure with a nationwide network of approximately 190 service sites, and 24-hour, year-round availability
- Lineup of products and services
- Multivendor support

"integrating" once distributed and complex systems. Fsas sees this need as a new opportunity for growth, and believes that the "Proposal Capabilities" is integral to our growth strategy. We believe that this solutions proposal capability is our preeminent advantage, arising out of the locus of the advantages such as "Reliability," "Implementation Capabilities," and "Problem Resolution Capabilities," which we have developed to date. Going forward, Fsas will apply each of its advantages to the entire life cycle of its customers' systems with great flexibility, going beyond mere development of professional skills for each phase. Our value will lie in proposing and implementing optimal IT solutions tailored to the needs of our customers, and this will become the core of our business activities.

Medium-term Business Strategy

Increasing the convenience of IT applications and responding to our customers over the entire life cycle of their systems are the thread consistently runs through our management strategy, which we formulated in support of our medium-term business plan.

1. Expand the life cycle management (LCM) business by strengthening solutions proposal capabilities

Planning and design, implementation and construction, and operations and maintenance should all be viewed from the customer's point of view as integrated parts of life cycle, rather than as distinct phases. We believe that the provision of solutions proposals at each phase of the life cycle is important. We plan to earn the trust of our customers by making full efforts for each phase, while presenting an optimum plan for the life cycle as a whole, which may eventually lead us to further business for a new life cycle. In order to strengthen our capabilities, system and network integrators and customer engineers (CEs) have a wider range of activities, and we are bolstering and expanding the range of services by forming alliances both within the Fujitsu Group and externally.

Solution Profile: A "fine tuning" story, thanks to our Simplified Diagnostic Services

One of our operations and maintenance customers came to us with several system problems that access to their server was being delayed at irregular intervals, making connections to the internet and sending e-mail difficult. We proposed the use of our *Simplified Diagnostic Services* to analyze their operations

1. Expand the life cycle management (LCM) business by strengthening solutions proposal capabilities


Customers
Life Cycle Management (LCM)
Life Cycle
Proposal
Planning / Design
Implementation
Operations
Maintenance
Proposal~
Menu
Expand Domain
Business Solution
Network Solution
Operations Solution
Maintenance
(including commissioned from Fujitsu Limited)
Expand Domain
Move on to next life cycle by earning the trust of customers
Resources
Expand
SI / NI Engineers
Expand
CEs (Customer Engineers)
Alliances with Fujitsu Group and other companies

and diagnose the causes of the problems. With this service, we found that there were problems with traffic load on specific networks and with the customer's internal networks. Based on these findings, we recommended that the intra-departmental backbone LANs be finely tuned to increase their speed, and the disconnected file servers of each department be integrated with NAS (Network Attached Storage).

This is the case that we used our *Simplified Diagnostic Services* as an effective tool for finding a new market, optimized a complicated system, and successfully improved the efficiency of the customer's IT applications.

2. Enhance solutions businesses targeting growth areas

Recent market trends have seen an increase in broadband and operational problems associated with open systems. Given this, Fsas plans to specify business areas that match the needs of our customers and concentrate investment in them. In so doing, we hope to strengthen the position of the company in the area of solutions businesses.

(1) Business Solution

There are increasing needs for business application system solutions which are useful for boosting operational efficiency through strengthening links between organizations and/or businesses. Fsas will work on developing solutions businesses in the following three priority areas:

- CRM: Systems to strengthen sales activities by consolidating inquires through various contact channels (phone, fax, e-mail, the Web, etc.) and integrating data on every customer
- Web-EC: Web-based transactions to bring down purchasing and procurement costs
- EAI: Integrate applications by linking business processes for improved internal systems efficiency

(2) Network Solution

In the area of broadband infrastructures, high-speed, large-capacity network environments that are stable and inexpensive are currently in high demand. Fsas will work on developing and marketing solutions that take advantage of our implementation capabilities.

Specifically we will focus on the following four fields and develop a series of products and solutions. We will also provide updated solutions that leverage emerging trends in network technology.

- Rebuilding LAN/WAN networks
- Providing security measures to counter computer viruses, unauthorized system access and related issues

2. Enhance solutions businesses targeting growth areas

Example of Customer System Stratum


Operational System
Core Corporate System
ERP Package / Solutions / Consulting
Information System
Business Solution
CRM
EAI
Web-EC
Infrastructure System
Network Solution
Wireless
IP Network
Server
Storage
Security
Fsas's
Main Business Fields
Broadband Network

- Building high performance, large capacity server systems and storage systems
- Providing IP phone installation

We also plan to expand sales of *SF2000 Bio* and other proprietary products in order to distinguish ourselves from our competitors.

(3) Operations Solution

Based on our maintenance and conventional IT operations services, which include MSPs, ASPs (Application Service Providers), and housing, we plan to expand our range of services to operations outsourcing in specific areas such as medical, e-Japan and newspapers. In fiscal 2004, we will launch outsourcing services for our customers' business processes, aiming to expand our business to fully support the life cycles of our customers' systems.

More specifically, we will develop and sell products to strengthen our operations systems by:

- Developing LCM and other products including *Personal Computer Life Cycle Management*
- Expanding high value-added services such as simplified performance diagnoses and remote maintenance/monitoring
- Developing on-site, multivendor-compatible services
- Providing the applications operations in areas such as electronic record keeping in the medical and newspaper fields.
- Providing customer-connected services by expanding Operations Solution Centers and sub-centers

Solution Profile: How a solutions proposal for CRM improved management efficiency

Fsas constructed a CRM-based contact center system, "Customer Management System," with call center capabilities at request of a company in October 2002.

With this system, when a call is received, user information regarding order history, contracts for core products, and transaction status is displayed on the screen. By entering information for previously unregistered users, customer data can be obtained and used instantly. This system greatly improved customer service. Improving order management has made it possible to actively develop markets. For example, the system can automatically record the caller's telephone number when the operator is unable to respond in person. For the future, the company is considering the construction of a comprehensive system which would handle everything from purchasing to product forwarding and sales. Fsas plans to propose a system by accurately meeting the customer's needs and intends to cooperate in every possible area, from planning and design to operations.

3. Grow the e-Japan related business in concert with expanded public-private partnerships

In January 2001, the Japanese government passed the Basic Law on the Formation of an Advanced Information and Telecommunications Network Society (IT Basic Law). This law calls for the establishment of infrastructure to digitize central and local government bodies over a three year period from fiscal 2001 to 2003. Demand over this three year period from the central and local governments and related bodies is estimated to be in the range of ¥5 trillion.

Beginning in 2003, our e-Japan related business will advance to a new stage of its development. In fiscal 2001, we focused on nationwide census network and in 2002 on government-led LGWAN (Local Government Wide Area Networks) and the implementation of regional intranets. In this period, LGWANs were implemented in 450 government bodies, or about 15% of the nationwide total of 3,300, as of the end of March 2003. The remaining installations are expected to be completed in fiscal 2003. At the same time, with construction of the infrastructures, it will be possible in the future to create GtoB and GtoC businesses that utilize them. There is potential for a wide range of businesses, from e-applications, e-bidding and e-procurement to education, and for wireless networks to tie them all together. For these businesses, the importance of Fsas's strengths in network implementation, operations, and maintenance becomes ever more apparent. We boast a multivendor support network that was established ahead of competitors in the industry, a nationwide network of approximately 190 service sites, and 24-hour, year-round availability, all of them being our strengths which enable us to provide specific, on-site support to every corner of the country.

Net sales from our e-Japan related business grew in fiscal 2002 to ¥44.9 billion on a non-consolidated basis, up from ¥30.2 billion in fiscal 2001, the first year of the plan. The nationwide census network was a core business for us in fiscal 2001, as we played a leading role from the start in its development. Our performance and capability in this project received high marks, and a large number of governing bodies have chosen us to handle LGWAN implementation. Fsas received customer orders from

nearly half of the 450 organizations for which implementation has now been completed.

In fiscal 2003, Fsas will begin development of business which is related to public-private partnerships, in addition to LGWAN and regional intranet implementation activities. While initial infrastructure undertaking will soon be completed for the first stage, we plan to create more business opportunities in and after fiscal 2004, for government digitalization and information systems businesses, from stepped up digitalization work for government-related organizations, to the public-private partnerships.

Solution Profile: Implementing a local government portal solution Ai Hiroba for a city in Kumamoto Prefecture

A city in Kumamoto Prefecture adopted *Ai Hiroba* to upgrade its website into a tool allowing the government and local citizens to be more active in information exchange.

With *Ai Hiroba*, a website can be constructed—from planning and design to going online—in as short a period as one month, as it combines website design models, and implementation and operations services in a single package. Data can be easily entered as if using a word processor, and once a user is registered in a database, PCs and various other devices including mobile phones and kiosk terminals can be used to access the site.

After introduction, not only has the operation site been relieved of heavy work load but also the city can now send out the latest news promptly, even to those who do not own personal computers. The number of hits jumped nearly 16-fold, and the amount of information transmitted, 10-fold.



Image of *Ai Hiroba*

3. Grow the e-Japan related business in concert with expanded public-private partnerships

	2002	2003	2004	2005	2006
Private Sector		Move towards public-private partnerships	Spread to G to B, G to C Electronic filing, bidding, procurement, authentication, security, IPv6, education, IC tag, wireless network, etc. Network implementation/ operation/ maintenance increase in importance		
National / Local Government	Electronization of related groups Implementation of information technology/ information systems ("*Ai Series*") LGWAN and Local Intranet implementation				
Year	2002 (1st year of e-Japan)	2003	2004	2005	2006
e-Japan related sales (Billions of yen)	30.2	44.9	52.0 (Plan)	55.0 (Plan)	57.0 (Plan)

(Years ended March 31)

4. Establish stronger relationship with our customers

For a company like Fsas which provides information and technical support services, the trust of customers is invaluable. It is also essential to the promotion of life cycle solutions.

(1) Boosting customer satisfaction in the area of open systems

Fsas promotes Advanced Customer Engineer (ACE) training, a program for CEs to acquire open systems related skills, and allow them to handle varied customer solutions, from planning and design to operations. By the end of fiscal 2005, we expect to have trained 1,200 engineers. To raise our service quality in open systems support, dedicated CEs will be selected from among the ACE-certified engineers to provide comprehensive management of customer systems, and will be stationed accordingly.

(2) Earning trust by strengthening contact with customers

In fiscal 2002, we followed the dual policy of more thoroughly prioritizing customers and further raising our technological capabilities, and we began "Fsas-Qfinity activities," a company-wide initiative targeting the pursuit of limitless quality. At our approximately 190 nationwide service sites, we are undertaking these activities, working to improve customer satisfaction.

Note: Qfinity is word coined by Fujitsu Limited, combing the words "Quality" and "Infinity," which refers to the infinite pursuit for better quality.

Market Trend and Fsas's Strategy

The market for IT services as a whole was estimated to be ¥5.7 trillion in 2002. Although growth is expected to slow down comparatively in future, its rate is still forecasted to be somewhere around 5% in the medium term, of which the highest percentage is attributed to outsourcing of infrastructure, equivalent of Fsas's Operations Solution business. Fsas will place special emphases on such areas and fields as central and local government bodies, and medical care and hospitals, where rapid growth will still be counted on.

Domestic IT Service Market



(Billions of yen)
Fsas's core business area
Outsourcing of infrastructure
System development, etc.
8,000
6,000
4,000
2,000
0
5,751.4
5,941.8
6,249.5
6,650.3
341.2
373.9
412.9
462.8
2002
2003
2004
2005

(Years ended December 31)
(Fsas's estimates based on IDC Japan report in February 2003)

Sales by Industry (Non-Consolidated / IT Services)



Manufacturing
Distribution
Financial
IT
Central / Local Government
Education
Other
2001
35%
21%
12%
12%
8%
5%
7%
2002
32%
23%
10%
11%
12%
6%
6%
2003
26%
18%
13%
11%
21%
6%
5%
0%
20%
40%
60%
80%
100%

(Years ended March 31)

Review of Operations:
Overview


Network
Solution
Business
Solution
Operations
Solution

Fsas offers a comprehensive Network Business (NB) Solution, systematized into three, to help customers to resolve various issues such as reducing costs, accommodating security needs, alleviating burden on operations management, and strengthening sales activities.

A "Business Solution" for solving business application systems related problems

We offer business application systems to small and medium size enterprises and local governments for business efficiency and expansion.

Examples of such problem solving capabilities include:

- Strengthening sales activities through CRM activities which facilitate consolidation of management and efficient use of customers' data bases,
- Cost reduction through introduction of web-based purchase and procurement systems, and
- Sharing and making effective use, by EAI, of information which has been decentralized to multiple databases and groupware.

A "Network Solution" for solving network related problems

Utilizing expertise in network business, from large-scale networks to small-scale LAN and wireless LANs, we are able to create optimum network environments through consultation.

Examples of such problem solving capabilities include:

- Achievement of greater cost efficiencies by rebuilding optimum network environments through broadband, storage and server integration, and
- Provision of comprehensive security measures covering many aspects from consultation to practical operations supports.

An "Operations Solution" for solving operations related problems

Based on a long history of gathering experience and knowledge in systems operation support, Fsas is dedicated to providing optimal operation environments through consultation.

Examples of such problem solving capabilities include:

- Promotion of efficiency by improving system operations and by alleviating our client's operational burden.

Sales Plan by Business Category (Non-Consolidated)

(Billions of yen)

System Life Cycle		Business Category	2003 Results	2003 Compared to 2002	2004 Plan	2004 Compared to 2003	
Planning~ Implementation	Flow Business	Network Solution	115.0	96%	117.5	102%	Information Technology Services
		Business Solution	6.1	121%	9.0	149%	
		Subtotal	121.1	96%	126.5	104%	
Operation/ Maintenance	Stock Business	Operations Solution	20.0	124%	24.3	122%	
		Mentenance Services (Multivendor Support)	23.0	102%	23.2	101%	Technical Support Services
		Maintenance Services Commissioned from Fujitsu Ltd.	43.5	98%	41.0	94%	
		Subtotal	86.5	104%	88.5	102%	
		Total	207.6	99%	215.0	104%	

(Years ended March 31)

Information Technology Services Business

Operations Overview

I the Information Technology Service Business, we are working to expand our business by providing optimal solutions to the problems customers face. In so doing, we analyze the entire life cycle of information systems–planning and design, implementation, and operations and maintenance.

In March 2002, we consolidated an array of existing services into Network Business (NB) Solution. Together with group companies of Fsas Creative Inc., which provides information services-related personnel outsourcing and training, and of Fsas Network Solutions Inc., which develops software, we are developing comprehensive solutions that cover from network infrastructures to business systems and systems operation.

Fiscal 2002 Results

Net sales decreased by 0.4% compared to the previous year to ¥167.2 billion, but operating income increased by 3.8% to ¥4.6 billion. Sales orders in the period rose 5.5% to ¥175.7 billion.

Looking at net sales by industry on a non-consolidated basis, sales to government ministries and agencies and local governments jumped 49% year-on-year to ¥44.9 billion as a result of substantial growth in the e-Japan related business centered around central and local governments and education. Private-sector sales, however, dropped by 12% compared to the previous year to ¥119.2 billion.

A slight increase in sales from equipment transfer and replacement coinciding with consolidation in the financial industry was offset by the substantial effects of diminished capital investment by the manufacturing and distribution industry and declines in large scale projects sales.


Net Sales / Operating Income
(Millions of yen)
Net Sales
Net Sales
Operating Income
Operating Income
300,000
6,000
200,000
4,000
100,000
2,000
0
0
1999
2000
2001
2002
2003
(Years ended March 31)



Business Environment

Under the influence of the present deflationary economy, private-sector companies tended to curb IT investment, which has resulted in fewer and dispersed purchase orders. Private investment in LAN/WAN implementation has also been curtailed. As the complexity of products and services increase in coming years, creating various problems and resulting in higher costs, there may be more demand from customers for consulting on suitable solutions.

In e-Japan related areas, works done on government-led LGWAN and regional intranets implementation are projected to increase, followed by the development of GtoB and GtoC applications that utilize these networks.

Core Measures

1. Promotion of the e-Japan related business

In fiscal 2002, we strengthened our e-Japan related business by establishing the e-Japan Promotion Group in April 2002 and enhancing and strengthening its staff. In addition, we worked to develop solutions products, intended to differentiate us from the competitors, were initiated with the launch of the local government portal solution, *Ai Hiroba*, in May 2002, and the expansion of our local government-directed *Ai Series* solutions.

- *Ai Hiroba*: a local government portal solution
  With *Ai Hiroba*, launched in May 2002, local governments can easily and quickly create Web sites because it provides them integrated support for operations ranging from information registration to management and maintenance (see page 10 for a solution profile).
- *Ai Kokuho*: a national heath insurance tax collection system
  Launched in November 2002, *Ai Kokuho* improves efficiency in

the collection of national health insurance tax by devising collection plans and accurately managing and supporting collection activities, thereby relieving the burden on local governments.

- *Ai Bihin*: a supplies management solution

  Available since December 2002, *Ai Bihin* digitizes IT devices and other office administrative tasks work that local governments have conventionally done in handwritten ledgers. Demand for *Ai Bihin* is expected to grow as local government bodies increasingly choose to install IT devices in response to LGWAN implementation and the nationwide census network, and along with mergers of local governments.

2. Development of new products to enhance solutions

Fsas is working to expand its range of high value-added services primarily in Network Solutions and the area of security. We launched the following new products in fiscal 2002.

- *WAN Power-up Solution*

  In November 2002, we launched the *WAN Power-up Solution* that provides the latest in high quality, large capacity broadband networks by utilizing IP-VPN high speed communications lines for increased operations efficiency and lower costs. We estimate these high speed lines are over twice as fast as conventional lines and able to reduce operational cost by 30%.

  In May 2003, we added wide-area Ethernet to this solution. With access lines and the rest of the groundwork laid, we leveraged the wide-area Ethernet having cost-saving superiority and scalability to achieve the speeds eight times faster, and the line costs 40% less than the conventional frame relay lines. The target company number, after three years of the combined sales of the two types, is expected to be 2,200.

- *Barrier Power-up Solution*

  In March 2003, we launched our *Barrier Power-up Solution* which strengthens security measures against computer viruses and unauthorized access. Targeting medium-sized information systems, this solution comes as a package of services which allows it to be sold at a price 30% to 60% less than existing products. We will work to implement it in 2,000 companies in the three year post-launch period.

3. Full-fledged start of Operations Solution

In May 2002, we systematized a variety of the existing outsourcing services and initiated "Operations Solution," a business area which provides systems operations management, support and outsourcing. Sales from Operations Solution in fiscal 2002 totaled around ¥20.0 billion, but in our medium-term business plan we have positioned expansion of this area as a core strategy, and are working to expand sales and strengthen our support system. Through these activities, we hope to double the sales by fiscal 2005.

Advantage of Operations Solution is that it allows clients to focus on information systems planning and strategy by alleviating its operations burdens, which can be accomplished by proposing an array of operations service packages based on operations consulting.

As one of the operations consulting services, we offer *Simplified Diagnostic Services* that check a system's running status and performance for the low price of ¥50,000 per month. Based on its result, we can then provide a variety of services, from implementation support including planning and design for information systems to operations management, outsourcing, and help desks for trouble shooting.

Our service infrastructure includes Operations Solution Centers in Tokyo and Osaka, both of which are the headquarters, sub-centers at six sites across the country and a nationwide network of approximately 190 service sites.

Multivendor Support Centers, also located in the Operations Solution Centers, provide 24 hour-a-day, year-round support for the hardware, operating systems and middleware of various vendors.



Operations Solution Center

Operations Solution Center and Sub-center

- Operations Solution Center
- Sub-center

Solution Profile:
An operations solution for a foreign-affiliated manufacturer

A foreign-affiliated IT services provider came to us with a request for an English-speaking support system for its foreign-affiliated client companies that would be compatible with the many vendor platforms used by its customers' systems. Fsas proposed a solution centered around a 24 hour-a-day English-speaking help desk and construction of a multivendor-compatible, on-site service system for the company's 150 customer locations nationwide. This proposal had been well received, and we had an order in November 2002. Since then, we have made the English-speaking help desks, introduced in this project for the first time, a distinctive Fsas service which we will market to both foreign-affiliated firms in Japan and to the overseas bases of Japanese companies.

4. Enhancement of our multivendor support system

We are currently making efforts to bring up the number of our technical license holders and the number of vendors for which we can provide services in order to establish a top-class multivendor support system in Japan.

In the period from March 2002 to March 2003, we increased the number of vendors for which we can provide services from 30 to 53. By the end of March 2004, we plan to boost this total number to 68. These efforts have resulted in a significant amount of outsourcing negotiations and orders.

Number of Technical License Holders (cumulative)

	Microsoft	Oracle	Cisco	Others
End of fiscal 2001	3,856	89	140	545
End of fiscal 2002	4,117	114	200	610

Simultaneous Acquisition of Conformity Assessment Scheme for ISMS and BS7799 Certifications

The problems of unauthorized system access and computer viruses are increasing annually. As measures to counter these threats, Fsas has made information security one of the top priorities of its business activities, formulating a security policy and otherwise working to strengthen its security measures. As a part of these activities, we obtained both Conformity Assessment Scheme for ISMS and BS7799 certifications simultaneously in March 2003 from domestic and U.K certification bodies, respectively, for ASP and Housing Services at Tokyo Operations Solution Center. This means that Fsas has been recognized as having established advanced information security practices that allow it to provide safe and reliable outsourcing services. In Japan, 159 providers have obtained ISMS certification (public announcement made as of June 17, 2003), and 54 have obtained BS7799 certification (public announcement made as of June 25, 2003). Going forward, we plan to leverage security-related initiatives to provide a wider range of high value-added services, and will work for even higher levels of customer satisfaction by extending the range of certifications to more services and expanding them to cover even more offices.


Certificate
Registration

Review of Operations:

Technical Support Services Business

Operations Overview

Primarily providing support services on contract from Fujitsu Limited, the Technical Support Services Business considers the stable operation of customer systems as the most important priority. We provide high-quality services and are continuously working to boost the software support and multivendor capabilities of our customer engineers.

Fiscal 2002 Results

On a non-consolidated basis, sales of support services on contract from Fujitsu Limited declined. Net sales on a consolidated basis, however, increased 0.8% to ¥55.0 billion, owing in part to increased sales from Totalizator Engineering Limited, a subsidiary providing sup-port for systems at public gaming facilities. Operating income also increased, gaining by 3.7% to ¥6.9 billion, but orders in fiscal 2002 edged down by 0.9% year-on-year to ¥53.4 billion.

Business Environment

There are concerns about the possibility of a gradual decline in customer orders, as current trends point to a shift away from mainframes to open systems. Sale orders did not increase as much as expected because lack of confidence in business conditions led customers to delay investment and continue using their existing systems in the year under review.



Net Sales / Operating Income
(Millions of yen)
Net Sales
Net Sales
Operating Income
Operating Income
80,000
60,000
40,000
20,000
0
8,000
6,000
4,000
2,000
0
1999
2000
2001
2002
2003

(Years ended March 31)

Core Measures

1. Enhanced support for open systems

We are selectively strengthening our software support capabilities in order to effectively respond to the developing trend toward open systems. We have increased the cumulative number of the support staff from 487 to 851 in the year under review, and have a plan to increase the total number to approximately 2,500 by fiscal 2005. We are also promoting reduced trouble-shooting times and aggressively working to incorporate customer needs into our operational improvements.

2. Increased efficiency of support services

We have boosted efficiency at job sites by enhancing FST (Field/Support/Strategy/Solution Tool), a tool included in the

Training Plan of Software Support Staff (Number of staff)

System	Cumulative to 2003	2004	2005	2006	Total (2004-2006)	Total (Cumulative)
UNIX Server	250	189	200	200	589	839
IA Server	331	183	200	200	583	914
Storage	115	80	60	60	200	315
Network	155	130	100	100	330	485
Total	851	582	560	560	1,702	2,553

(Years ended March 31)



Maintenance work of servers with the use of FST



Maintenance work of ATM terminals

mobile computers that all our customer engineers carry. FST can do more than just search for information, enabling the management of work flow and making it possible to automatically detect work mistakes.

3. Promotion of a region-oriented, detailed support system

Fsas is promoting the transfer of maintenance services on financial terminals and other operations to group companies that have better access to local regions in order to provide faster, more responsive support to customers. In fiscal 2002, we transferred operations in the Osaka and Hyogo regions to Fsas Techno Kansai Inc., and in the Fukuoka, Saga and Saitama regions to Fsas Techno Inc.

4. Establishment of the Crisis Management Center

The Crisis Management Center was established in May 2002 within the Fsas Support Center located in Minato-ku, Tokyo, in order to strengthen our support structure for restoring data systems in times of disaster and to boost our response capabilities when problems arise.

Solution Profile: Increased sales of systems from Totalizator Engineering Limited

In the public gaming industry, new betting formats were actively introduced in fiscal 2002, starting with facilities located in the Kanto region. Totalizator Engineering Limited, a subsidiary providing support for systems at public sports facilities, teamed up with Fujitsu Limited to offer comprehensive solutions, and consequently, received a large number of orders for systems that respond to these new formats.

Especially popular among the systems was a fully-automated voice announcement system that takes the place of the facility announcer, and a phone based automated voice payout announcement system, order of finish and other information at the requests of fans. The company also received a large number of sales orders for a racing program printing system. By installing this system, programs listing race entrants can be created, page editing and layout can be done instantly and automatically, and the programs can be printed.

These systems have helped facilities improve their services for fans and have reduced the tasks involved in racing management. They have also led to significant cost reductions and earned the high praise and confidence of customers.

Organization



Corporate Planning Office
Corporate Affairs Division
Personnel Division
Training Planning & Promotion Division
Controller & Accounting Division
Business Process Reengineering Promotion Division
Systems Planning & Promotion Division
ISO Promotion Division
Audit Department
THE BOARD OF DIRECTORS
Marketing Group
e-Japan Promotion Group
OFFICE OF THE CORPORATE AUDITORS
Network Business Group
Customer Relation Group
Support Administration Group
Business Group
Tokyo Regional Group
Eastern-Japan Regional Group
Kansai Regional Group
Central-Japan Regional Group
Western-Japan Regional Group
Administrative Division
Sales Support Division
Sales Division

(As of June 28, 2003)

Corporate Governance

Fsas's Corporate Governance System

1. Board of Directors and Management Council

The management policies of Fsas are determined by the Board of Directors consisting of 14 members of the board, two standing corporate auditors and two outside corporate auditors, and by the Management Council consisting of 16 full-time directors and auditors.

2. Auditing Committee

The Auditing Committee is comprised of two standing corporate auditors well-versed in Fsas's business activities and two outside corporate auditors. The committee monitors the management of Fsas from an independent vantage point. A cross-divisional system in which duties are divided to ensure proper checks and balances has been adopted for our internal control structure. Activities include business auditing conducted by the Auditing Department and ISO auditing conducted by the ISO Promotion Division.

Establishment of a Compliance Committee

Fsas established the Compliance Committee in May 2002 to reinforce our activities to ensure compliance with laws and social norms. Initiatives in fiscal 2002 included laying down compliance guidelines, setting up a dedicated point of contact for compliance-related discussion and declaration, enhancing our system of training for all group and contract employees, establishing an information security policy and otherwise implementing comprehensive information security measures.

1. Compliance guidelines

We have established the Fsas Compliance Guidelines in an effort to flesh out The Fujitsu Way, a compliance-related code of conduct laid down by the Fujitsu Group. The guidelines summarize compliance-related issues pertaining to our corporate activities in relation to society; customers, suppliers and competitors; shareholders and investors; employees; and other groups.

2. Compliance training

Fsas conducts training using the following tools in order to ensure that employees fully understand both the contents of the guidelines and the importance of compliance, and to ensure that this understanding is reflected in their day-to-day activities:

- Information distributed via our dedicated internal Web site
- Discussion sessions held at major corporate sites throughout the country
- Comprehension of compliance-related issues monitored periodically by conducting quizzes
- e-Learning instruction in compliance-related issues

3. Information security policy

Fsas established the Information Security Promotion Subcommittee under the Compliance Committee, and is promoting information security-related measures based on international standards for Information Security Management Systems (ISMS).

In fiscal 2002, Fsas established the Fsas Information Security Policy in order to clearly stipulate its basic security-related policies and standards. We are actively working to prepare rules and procedures corresponding to the various kinds of day-to-day activities that take place in each division.

Promotion of Information Security-related Measures



Fsas Information Security Policy
• Basic security-related policies
• Standards for security-related measures
Information Security-related Rules
Newly established:
• Confidential Business Information Management Rules
• Intellectual Property Handling Rules
Revised:
• Information Management Rules
• Personal Data Management Rules
• Personal Computer and Network Access Rules
• Information System Security Rules
Not revised:
Industrial Property Management Rules
Manuals and guidebooks at each division
Documents that summarize information security-related policies and standards for measures
Fsas Information Security Handbook (comprehensive summary of policies and rules)
e-Learning for comprehensive understanding

Fsas is working to thoroughly train employees so that they can correctly comprehend our information security initiatives. We have distributed Fsas information security handbook that summarizes in a manner easy to understand the basic issues contained in the large volume of related documents. We also give tests via e-Learning to check levels of understanding of employees.

Environmental Accounting

Fsas adopted environmental accounting in fiscal 1999 in order to recognize and evaluate the costs and benefits of its environmental preservation activities as well as to improve investment efficiency.

In fiscal 2002, environmental costs came to ¥112 million while cost reductions resulting from energy- and resource-saving activities totaled ¥223 million, demonstrating that, in addition to contributing to the protection of the environment, our efforts have had positive economic effects.

Environmental Costs and Effects

1. Environmental Costs

Years ended March 31
Category
(1) Environmental costs for controlling environmental impact within a business area as a result of production and/or service activities (business area costs)
(i) Pollution prevention costs
(ii) Global environmental costs
(iii) Resource circulation costs
(2) Costs for controlling environmental impact in the upstream or downstream as a result of production and/or service activities (upstream and downstream costs)
(3) Environmental costs in management activities (management activity costs)
(4) Environmental costs in R&D activities (R&D costs)
(5) Environmental costs in social activities (social activity costs)
(6) Costs corresponding to environmental damage (environmental damage costs)
Total environmental costs

2. Environmental Effects

Years ended March 31
Effect
(1) Environmental effects within business area* (business area effects)
*Electricity and paper reductions compared with base year (fiscal 1998)

Energy and resource-saving activities are performed at Fsas by reducing total electricity and paper usage volume. In fiscal 2002, we achieved a 10.4% reduction in electricity use and 22.8% reduction in paper use (compared with fiscal 1998). For this reason, the effect of environmental protection increased compared to the base year from the previous year.

3. Economic Effects Associated with Environmental Measures*

Years ended March 31
Total economic effects associated with environmental measures
Major effects:
Cost reductions resulting from energy-saving activities (electricity)
Cost reductions resulting from resource-saving activities (paper)
Cost reductions resulting from internal environmental education

*Electricity and paper economic effects compared with base year (fiscal 1998)

Notes:
1. Classifications of environmental costs and environmental effects are based on guidelines for environmental accounting set in March 2000 by the Ministry of the Environment in Developing an Environmental Accounting System (Year 2000 Report).
2. Scope of review: All business sites of Fujitsu Support and Service Inc., Fsas Creative Inc., and Fujitsu Unity Workers' Union
3. Period of review: From April 1, 2002, to March 31, 2003
4. The U.S. dollar amounts are given solely for readers' convenience at the rate of ¥120.20= US $1.00, the exchange rate prevailing of the Tokyo Foreign Exchange Market on March 31, 2003.

Principal Measures	Thousands of yen 2002 Investments	2002 Costs	2003 Investments	2003 Costs	U.S. dollars 2003 Investments	2003 Costs
—	¥—	¥ —	¥—	¥ —	$—	$ —
Energy-saving measures: construction for segmentation of lighting, etc.	—	237	—	237	—	1,972
Outsourcing costs for appropriate waste disposal	—	31,259	—	33,776	—	280,998
Waste separation, storage costs (purchase of recycling boxes, etc.)	—	758	—	3,850	—	32,030
—	—	—	—	—	—	—
ISO 14001 certification and registration fees, etc.	—	1,390	—	1,571	—	13,070
Internal environmental audit costs	—	22,201	—	16,345	—	135,982
Environmental promotion costs (labor costs)	—	45,600	—	45,600	—	379,368
Environmental education costs	—	26,892	—	5,983	—	49,775
Other	—	178	—	97	—	807
—	—	—	—	—	—	—
Costs related to creation of environmental report	—	3,545	—	4,140	—	34,442
—	—	—	—	—	—	—
	¥—	¥132,060	¥—	¥111,599	$—	$928,444

Index of Environmental Impact	2002	2003
Electricity usage reduction (thousands of kWh)	1,223	1,482
<Reduction rate>	8.6%	10.4%
Paper usage reduction (thousands of A4-sized sheets)	11,924	11,932
<Reduction rate>	22.8%	22.8%

	Thousands of yen 2002	2003	U.S. dollars 2003
	¥211,479	¥222,619	$1,852,072
	26,919	32,619	271,373
	175,144	180,572	1,502,263
	9,416	9,550	79,451

The Fsas Group


Fujitsu Support and Service Inc.
Information Technology Services Business
Fsas Creative Inc.
Fsas Network Solutions Inc.
Technical Support Services Business
Totalizator Engineering Limited
Fsas Techno Inc.
Telsy Corporation
Fsas Techno Tokai Inc.
Fsas Techno Kansai Inc.
Fujitsu Fsas & Sun Limited

Company Name	Major Business Fields	Capital Stock (Millions of yen)	Fsas's Share Ratio
Information Technology Services Business			
Fsas Creative Inc.	Providing human resources relating to information technology services, training and education	100	100%
Fsas Network Solutions Inc.	Software development	100	100%
Technical Support Services Business			
Totalizator Engineering Limited	Design, installation and technical support services for systems in public sport stadiums	400	100%
Fsas Techno Tokai Inc.	Providing installation and technical support services for information systems	50	100%
Fsas Techno Kansai Inc.	Providing installation and technical support services for information systems	50	100%
Fujitsu Fsas & Sun Limited	Repair of information processing equipment	20	75%
Fsas Techno Inc.	Technical support services for systems for public sport stadiums and information systems	10	100% (100%)
Telsy Corporation	Software development for systems for public sport stadiums	10	100% (100%)

Note: Figures in parantheses ( ) in the Fsas's share ratio column represent an indirect percentage and are already included in the total. (as of March 31, 2003)

Financial Section

Contents

Financial Review

Overview

The Japanese economy in the year ended March 31, 2003 (fiscal 2002) was marked by a continuing slowdown as deflation deepened, stock prices fell, and private-sector capital investment declined. In the information service industry, progress in the government's e-Japan program and the proliferation of broadband networks presented opportunities for increased business, however competition intensified as private sector IT investment expenditures decreased.

In this difficult economic environment, Fsas and its consolidated subsidiaries (the "Fsas Group") posted net sales of ¥220.7 billion, a 0.4% decrease from the previous year, and operating income of ¥11.5 billion, a 3.8% increase. While the Information Technology Services Business witnessed growth in sales to government ministries and agencies and local governments, net sales declined due to the private sector slump as some customers postponed projects. On the other hand, the increase in operating income was attributed to the effects of our streamlining and cost cutting measures.

Net Sales

Net sales for the Fsas Group decreased ¥0.8 billion, or 0.4%, compared to the previous year, to ¥220.7 billion.

Information Technology Services Business sales fell ¥0.6 billion, or 0.4%, year-on-year to ¥167.2 billion. This was primarily due to the negative effect of private-sector cutbacks in IT investment for system implementation services. However, the negative effect was minimized by healthy sales of multivendor systems in General Product Distribution and strong performance of Operations Solution Services, which were driven by significant growth in our focal e-Japan related business.

The Fsas Group actively tackled initiatives in the area of implementation services that included constructing local government-wide area networks and local intranets. Overall sales in this area decreased, however, due in part to a decline in large projects particularly in the manufacturing and distribution industries. On the other hand, General Product Distribution sales increased, led by sales of computers to government ministries and agencies, and local governments. We also strengthened our e-Japan related business for local governments by launching packaged products onto the market, such as *Ai Kokuho*, a collection system for the national health insurance tax. In the area of Operations Solution, which are designed to reduce our customer's system operational burden, we consolidated call centers, monitoring centers and other facilities, and enhanced systems for multivendor support and other services, in response to a growing demand for operations solutions such as help desks. We also worked to further strengthen our alliances with group companies Fsas Creative Inc. and Fsas Network Solutions Inc

The Technical Support Services Business recorded net sales of ¥55.0 billion, an increase of ¥0.4 billion, or 0.8%, over the previous fiscal year. This rise in sales was recorded despite price declines due to the continuing downsizing from mainframes

to open systems, and primarily owing to increases in demand for business related to systems compatible with new betting formats at public gaming stadiums. Such systems are handled by the group company, Totalizator Engineering Limited, providing maintenance for systems at public gaming facilities.

Responding to the continuing conversion to open systems, the Technical Support Services Business selectively bolstered its software support capabilities, and worked to boost the quality of its comprehensive support services by shortening troubleshooting times and aggressively incorporating customer needs into our operational improvements. In addition to providing quicker, more meticulous support for our customers, we are transferring operations to group companies in order to more fully leverage group synergies. In fiscal 2002, we transferred operations in the Osaka and Hyogo regions to Fsas Techno Kansai Inc., and in the Fukuoka, Saga and Saitama regions to Fsas Techno Inc

Costs, Expenses and Other Income

Reduced purchase costs contributed to a decrease in cost of sales of ¥1.2 billion, or 0.7%, compared to the previous fiscal year, to ¥174.4 billion and the cost to sales ratio improved 0.3 points, dropping from 79.3% to 79.0%.

Selling, general and administrative (SG&A) expenses fell ¥63 million, or 0.2%, year-on-year to ¥34.8 billion, due chiefly to the effects of rationalization measures including consolidating and eliminating offices and streamlining administrative divisions. The ratio of SG&A expenses to net sales remained at last year's level of 15.8%. As a result, operating income increased ¥0.4 billion, or 3.8%, year-on-year to ¥11.5 billion, and the operating income margin gained 0.2 points to 5.2%.

Other net expenses edged up from last year's ¥2.2 billion to ¥2.3 billion. Major outlays included amortization of prior pension and severance costs, revaluation loss on investment securities, and restructuring costs related to redistributing managerial resources. Income before income taxes and minority interests increased 3.1% over the previous year to ¥9.2 billion. Net income rose 1.4% year-on-year to ¥5.0 billion, and return on sales gained 0.1 point, rising to 2.3%.

Financial Position

Amid the stagnant economic conditions in Japan, the Fsas Group has strived to establish a solid financial structure that is less vulnerable to the changes in macroeconomic conditions. Current assets rose ¥3.7 billion, or 3.7%, year-on-year to ¥103.7 billion, while current liabilities decreased ¥0.2 billion, or 0.3%, to ¥60.3 billion, resulting in a 6.6 points improvement in the current ratio to 172.0%.

In fiscal year 2002 the Company made investments primarily in growth areas with investments in fixed assets contained to a level equal to depreciation. As a result, fixed assets stood at ¥13.9 billion, remaining in line with the previous year. At the same time, long-term liabilities dropped ¥0.2 billion, or 3.1%, to ¥6.4 billion.

Total shareholders' equity increased ¥4.1 billion, or 8.7%, year-on-year to ¥50.8 billion, and the ratio of shareholders' equity to total assets gained 2.1 points to 43.2%.

SG&A Expenses / SG&A Expenses Ratio


(Millions of yen)
(%)
40,000
30,000
20,000
10,000
0
20
15
10
5
0
99
00
01
02
03
Years ended March 31
SG&A Expenses
SG&A Expenses to Net Sales

Operating Income


(Millions of yen)
15,000
10,000
5,000
0
99
00
01
02
03
Years ended March 31

Net Income


(Millions of yen)
6,000
4,000
2,000
0
99
00
01
02
03
Years ended March 31

Financial Position (Millions of yen)



Assets
Liabilities, Minority Interests and Shareholders' Equity
Current Assets: 103,689
Current Liabilities: 60,295
Long-term Liabilities: 6,441
Investments and Long-term Loans: 736
Minority Interests: 18
Property, Plant and Equipment: 3,418
Shareholders' Equity: 50,848
Other Assets: 9,759

As of March 31, 2003

Shareholders' Equity / Shareholders' Equity Ratio

(Millions of yen) (%)

50,000 50
40,000 40
30,000 30
20,000 20
10,000 10
0 0

99 00 01 02 03

As of March 31

□ Shareholders' Equity

• Shareholders' Equity to Total Assets

Total assets of the Fsas Group increased ¥3.7 billion, or 3.2%, from the previous year to ¥117.6 billion.

Cash Flows

Cash and cash equivalents at the end of fiscal year 2002 increased ¥4.6 billion, or 18.8%, year-on-year to ¥29.3 billion.

Cash inflows from operating activities decreased ¥4.0 billion, or 35.2%, year on year to ¥7.3 billion. The cash inflows chiefly relied on positive trends of income before income taxes and minority interests, increase in accounts payable and progress in cash collection from accounts receivable, which exceeded negative ones of increase in inventories caused by favorable increase in customers' orders at year end.

Cash outflows from investing activities increased ¥0.9 billion, or 95.5%, year on year to ¥1.8 billion. The cash outflows were due in part to investments in product packages for promoting sales in e-Japan related business, operating and training facilities for expanding Operations Solution Services and information infrastructures targeted at improving operational efficiency

As a result, the net of cash inflows from operating activities and cash outflows from investing activities, or free cash inflows, increased to ¥5.5 billion.

Cash outflows from financing activities in fiscal 2002 increased ¥0.3 billion, or 55.3%, compared to the previous year to ¥0.9 billion. The change was primarily due to a special dividend of earnings appropriations applicable to fiscal 2001 that was paid to commemorate our listing on the First Section of the Tokyo Stock Exchange.

Basic Policy on Appropriations of Retained Earnings

Amid the rapidly changing market conditions faced by the information services industry, the Company is committed to strengthening competitiveness and fortifying its business foundations to boost profitability and provide stable dividends to its shareholders. Retained earnings after appropriations are reinvested to ensure future growth. In accordance with this policy, the Company paid dividends of ¥10 per share for fiscal 2002.

Outlook

Faced with the task of escaping the grip of deflation, the Japanese economy is expected to continue to be marked by harsh conditions. Demand is deeply rooted, however, for network integration to bolster customer competitiveness and efficiency, as reflected in the growth of sales orders for fiscal 2002 and orders in hand as of year end. Additionally, with the completion of LGWAN implementation in fiscal 2003, we forecast additional growth for our e-Japan related business.

The Fsas Group will continue to provide optimal solutions using cutting-edge information technology, as we focus our efforts on high value-added businesses while working for greater operational efficiency and larger cost reductions.

Consolidated Six-Year Summary of Selected Financial Data

Fujitsu Support & Service Inc. and Consolidated Subsidiaries

	Millions of yen						Thousands of U.S. dollars
Years ended March 31	1998	1999	2000	2001	2002	2003	2003
For the year:							
Net sales	¥127,430	¥166,961	¥189,150	¥ 214,597	¥221,528	¥220,696	$1,836,073
Cost of sales	101,498	133,961	150,427	171,387	175,571	174,378	1,450,732
Selling, general and administrative expenses	18,156	23,166	29,212	32,921	34,842	34,779	289,343
Operating income	7,776	9,834	9,511	10,289	11,115	11,539	95,998
Income before income taxes and minority interests	7,620	9,879	8,374	7,924	8,953	9,229	76,780
Net income	3,073	4,555	4,555	4,303	4,950	5,021	41,772
At year-end:							
Total assets	¥ 55,333	¥ 86,621	¥ 94,499	¥ 111,798	¥113,927	¥117,602	$ 978,386
Interest-bearing debt	240	144	—	—	—	—	—
Total shareholders' equity	13,099	33,234	38,764	42,514	46,787	50,848	423,029
Ratios:							
Return on sales	2.4%	2.7%	2.4%	2.0%	2.2%	2.3%	
Return on assets	6.7%	6.4%	5.0%	4.2%	4.4%	4.3%	
Return on equity	25.9%	19.7%	12.7%	10.6%	11.1%	10.3%	
Shareholders' equity ratio	23.7%	38.4%	41.0%	38.0%	41.1%	43.2%	

Note: The U.S. dollar amounts are given solely for readers' convenience at the rate of ¥120.20=US$1, the exchange rate prevailing of the Tokyo Foreign Exchange Market on March 31, 2003.

Consolidated Balance Sheets

Fujitsu Support & Service Inc. and Consolidated Subsidiaries

	Millions of yen		Thousands of US dollars (Note 2)
At March 31,	2002	2003	2003
Assets			
Current assets:			
Cash and cash equivalents	¥ 24,686	¥ 29,322	$ 243,943
Time deposits	6	6	50
Marketable securities	499	—	—
Receivables:			
Notes	1,551	1,178	9,800
Accounts	65,301	62,038	516,123
Inventories	5,936	9,047	75,266
Deferred tax assets (Note 7)	1,669	1,681	13,985
Other current assets	434	468	3,894
Less: Allowance for doubtful accounts	(63)	(51)	(424)
Total current assets	100,019	103,689	862,637
Investments and long-term loans:			
Investment securities (Note 3)	583	548	4,559
Other	212	188	1,564
Total investments and long-term loans	795	736	6,123
Property, plant and equipment (Note 6) :			
Land	1,359	1,359	11,306
Buildings and structures	1,799	1,781	14,817
Machinery and equipment	3,072	3,493	29,060
Construction in progress	—	15	125
Less: Accumulated depreciation	(2,924)	(3,230)	(26,872)
Property, plant and equipment, net	3,306	3,418	28,436
Other assets:			
Lease deposits	4,342	4,100	34,110
Intangible assets (Note 4)	2,915	3,004	24,992
Deferred tax assets (Note 7)	2,214	2,163	17,995
Other assets	336	492	4,093
Total other assets	9,807	9,759	81,190
Total assets	¥ 113,927	¥ 117,602	$978,386

The accompanying notes are an integral part of these financial statements.

At March 31,	Millions of yen 2002	Millions of yen 2003	Thousands of US dollars (Note 2) 2003
Liabilities, minority interests and shareholders' equity			
Current liabilities:			
Notes and accounts payable	¥ 48,791	¥ 49,508	$411,880
Accrued expenses	6,546	5,772	48,020
Accrued income taxes	2,203	2,305	19,176
Other current liabilities	2,942	2,710	22,546
Total current liabilities	60,482	60,295	501,622
Long-term liabilities:			
Accrued pension and severance costs (Note 5)	6,406	6,206	51,630
Other long-term liabilities	238	235	1,955
Total long-term liabilities	6,644	6,441	53,585
Total liabilities	67,126	66,736	555,207
Minority interests	14	18	150
Shareholders' equity:			
Common stock (Note 8)	9,402	9,402	78,220
Authorized- 95,000,000 shares in 2002 and 2003			
Issued- 57,020,000 shares in 2002 and 2003			
Capital surplus	11,345	11,345	94,384
Retained earnings	26,029	30,099	250,408
Unrealized gain on investment securities, net of tax (Note 8)	12	3	25
Less: Treasury stock- 168 shares in 2002, 208 shares in 2003	(1)	(1)	(8)
Total shareholders' equity	46,787	50,848	423,029
Total liabilities, minority interests and shareholders' equity	¥ 113,927	¥ 117,602	$978,386

Consolidated Statements of Income

Fujitsu Support & Service Inc. and Consolidated Subsidiaries

Years ended March 31,	Millions of yen		Thousands of US dollars (Note 2)
	2002	2003	2003
Net sales	¥ 221,528	¥ 220,696	$ 1,836,073
Operating costs and expenses:			
Cost of sales	175,571	174,378	1,450,732
Selling, general and administrative expenses (Note 8)	34,842	34,779	289,343
	210,413	209,157	1,740,075
Operating income	11,115	11,539	95,998
Other income (expenses):			
Interest and dividend income	40	29	241
Amortization of prior pension and severance costs (Note 5)	(1,589)	(1,589)	(13,220)
Revaluation loss on investment securities	(233)	(139)	(1,156)
Restructuring costs	(363)	(528)	(4,392)
Other, net	(17)	(83)	(691)
	(2,162)	(2,310)	(19,218)
Income before income taxes and minority interests	8,953	9,229	76,780
Income taxes (Note 7):			
Current	4,724	4,158	34,592
Deferred	(720)	46	383
Minority interests	(1)	4	33
Net income	¥ 4,950	¥ 5,021	$ 41,772

	Yen		U.S. dollars (Note 2)
Per share data:			
Earnings	¥ 85.13	¥ 86.37	$ 0.72
Cash dividends applicable to the years	15.00	10.00	0.08

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Fujitsu Support & Service Inc. and Consolidated Subsidiaries

	Millions of yen				Thousands of US dollars (Note 2)	
Years ended March 31,		2002		2003		2003
Common stock:						
Beginning of year (57,020,000 shares in 2002 and 2003)	¥	9,402	¥	9,402	$	78,220
End of year (57,020,000 shares in 2002 and 2003)	¥	9,402	¥	9,402	$	78,220
Capital surplus:						
Beginning of year	¥	11,345	¥	11,345	$	94,384
End of year	¥	11,345	¥	11,345	$	94,384
Retained earnings:						
Beginning of year	¥	21,733	¥	26,029	$	216,547
Add:						
Net income		4,950		5,021		41,772
Deduct:						
Cash dividends declared		570		855		7,113
Bonuses to directors and corporate auditors		81		96		798
Other		3		—		—
End of year	¥	26,029	¥	30,099	$	250,408
Unrealized gain on investment securities, net of tax:						
Beginning of year	¥	35	¥	12	$	100
Change		(23)		(9)		(75)
End of year (Note 3)	¥	12	¥	3	$	25
Treasury stock:						
Beginning of year	¥	(1)	¥	(1)	$	(8)
Change		0		0		0
End of year	¥	(1)	¥	(1)	$	(8)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Fujitsu Support & Service Inc. and Consolidated Subsidiaries

Years ended March 31,	Millions of yen		Thousands of US dollars (Note 2)
	2002	2003	2003
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 8,953	¥ 9,229	$ 76,780
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	1,680	1,710	14,226
Loss on disposal of tangible and intangible assets, net	146	185	1,539
Pension and severance costs, less payments	(257)	(286)	(2,379)
Interest and dividend income	(40)	(29)	(241)
Revaluation loss on investment securities	233	139	1,156
Other	144	(64)	(532)
Changes in operating assets and liabilities:			
Notes and accounts receivable - net of allowance for doubtful accounts	4,215	3,664	30,483
Inventories	3,234	(3,113)	(25,899)
Other current assets	1	(35)	(291)
Notes and accounts payable	(2,940)	975	8,111
Other current liabilities	705	(1,010)	(8,403)
Interest and dividend received	39	30	250
Income taxes paid	(4,790)	(4,058)	(33,760)
Net cash provided by operating activities	11,323	7,337	61,040
Cash flows from investing activities:			
Net decrease in time deposits	289	—	—
Payments for marketable securities	(499)	—	—
Proceeds from marketable securities	—	500	4,160
Purchase of subsidiary's shares from a minority shareholder	(40)	—	—
Purchase of shares of a subsidiary, net of cash and cash equivalents	—	4	33
Payments for investment securities	(53)	(120)	(998)
Acquisition of property, plant and equipment	(351)	(977)	(8,128)
Increase in intangible assets	(889)	(1,413)	(11,756)
Payments for lease deposits	(268)	(417)	(3,469)
Refunds of lease deposits	933	660	5,491
Other	(55)	(60)	(499)
Net cash used in investing activities	(933)	(1,823)	(15,166)
Cash flows from financing activities:			
Cash dividends paid	(565)	(850)	(7,072)
Other	0	(28)	(233)
Net cash used in financing activities	(565)	(878)	(7,305)
Net increase in cash and cash equivalents	9,825	4,636	38,569
Cash and cash equivalents at beginning of year	14,861	24,686	205,374
Cash and cash equivalents at end of year	¥ 24,686	¥ 29,322	$ 243,943

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Fujitsu Support & Service Inc. and Consolidated Subsidiaries

1. Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries in accordance with accounting principles and practices generally accepted in Japan, and the regulations under the Securities and Exchange Law of Japan. Necessarily, notes of financial statements have certain information, although disclosure of such information is not required in Japan. In presenting the accompanying consolidated financial statements, certain items have been reclassified for the convenience of readers outside Japan. In addition, certain reclassifications have been made to the prior year's financial statements to conform them to the current year's presentation. Accordingly, the consolidated financial positions, the results of operations and cash flows presented in the accompanying financial statements may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. All inter-company accounts and transactions have been eliminated in consolidation.

The difference between the acquisition cost and the underlying equity in the net assets of the consolidated subsidiaries is recognized as goodwill and is being amortized on a straight-line basis over five years.

(c) Cash Equivalents

Cash equivalents include all highly liquid investments, generally with original maturities of three months or less, which are readily convertible to known amounts of cash and are so near maturity that they present only an insignificant risk of any changes in value attributable to changes in interest rates.

(d) Investment Securities

Investment securities are classified as follows:

Trading securities:

Trading securities are held for resale in anticipation of short-term market movements.

Held-to-maturity securities:

Debt securities are classified as held-to-maturity securities when management has the positive intent and ability to hold the securities to maturity.

Investments in affiliated companies:

Investments in entities significantly influenced are classified as investments in affiliated companies.

Available-for-sale securities:

Equity and debt securities not classified as trading, held-to-maturity or investments in affiliated companies are classified as available-for-sale securities.

All the investment securities at March 31, 2002 and 2003 held by the Company and its consolidated subsidiaries are classified as available-for-sale securities.

Available-for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses on sale of securities as well as declines in fair value judged to be other than temporary are charged to income as incurred. The cost of available-for-sale securities sold is computed by the moving average method in determining realized gains or losses.

(e) Allowance for Doubtful Accounts

Allowance for doubtful accounts represents an amount deemed necessary to cover possible losses on receivables.

(f) Inventories

Work in process is stated at cost determined by the specific identification method. Other inventories are stated at cost determined by the moving average method.

(g) Property, Plant and Equipment and Depreciation

Property, plant and equipment are carried at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets as follows:

Buildings and structures:

Buildings.................................. 34 years

Others................................ 10 to 15 years

Machinery and equipment:.................... 4 to 5 years

Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(h) Intangible Assets and Amortization

Intangible assets are carried at cost less amortization.

Amortization of computer software to be sold is calculated using the amount computed based on the current year's sales distribution to the estimated total products' sales within an estimated sales period of three years.

Amortization of computer software for internal use is calculated using the amount computed by the straight-line method over estimated useful life of five years.

Amortization of other intangible assets is calculated by the straight-line method at rates based on the estimated useful lives of the respective assets.

(i) Accrued Pension and Severance Costs

The Company and its consolidated subsidiaries have retirement benefit plans.

Under the plans, in principle, severance benefits and pension liabilities and costs are stated by the projected unit credit method. Prior service cost and net transition obligation are amortized over 10 years by the straight-line method. Prior net actuarial gain or loss is amortized by the straight-line method over the average remaining service period of employees.

In addition, accrued pension and severance costs also include a provision for lump-sum retirement allowances for directors and corporate auditors determined by reference to their current rates of emolument and length of service prescribed by internal codes.

(j) Leases

Where finance leases do not transfer ownership of the leased property to the lessee over the term of the lease, the leased property is not capitalized and the related lease and rent expenses are charged to income as incurred.

(k) Income Taxes

The Company and its consolidated subsidiaries have adopted the asset-liability method to recognize deferred taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax base of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed.

(l) Per Share Data

The computation of earnings per share is based on the weighted average number of common shares outstanding during the year. Cash dividends per share in the accompanying consolidated statements of income represent dividends declared as applicable to the years.

Accounting Standards Board of Japan issued "Accounting Standard for Earnings Per Share" in September 2002. This standard requires that earnings per share be computed by net income less appropriation of retained earnings not attributable to common stock holders divided by the weighted average number of common stock outstanding during the year. From the year ended March 31, 2003, the Company and its consolidated subsidiaries adopted this standard. For comparative purposes, per share data in prior year was recalculated to conform to current year's presentation.

(m) Foreign Currency Translation

Investment securities traded in foreign currency are adjusted to the amount calculated based on the exchange rate prevailing on the balance sheet dates. The unrealized translation difference on available-for-sale securities, net of tax, is recognized as a separate component of shareholders' equity.

2. U.S. Dollar Amounts

The Company and its consolidated subsidiaries maintain their books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into U.S. dollars at ¥120.20 = U.S.$1.00, the approximate rate of exchange prevailing on the last business day in March, 2003. The U.S. dollar amounts are presented included solely for the convenience of the readers and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could readily be converted, realized or settled in U.S. dollars at the above or any other rate.

3.Investment Securities

Investment securities at March 31, 2002 and 2003 are summarized as follows:

	Millions of yen		Thousands of US dollars (Note 2)
At March 31,	2002	2003	2003
Cost	¥ 561	¥ 542	$ 4,509
Net unrealized gain	22	6	50
Fair value	583	548	4,559
Carrying value	¥ 583	¥ 548	$ 4,559

4. Intangible Assets

Components of intangible assets at March 31, 2002 and 2003 are as follows:

	Millions of yen		Thousands of US dollars (Note 2)
At March 31,	2002	2003	2003
Software	¥ 2,557	¥ 2,696	$ 22,429
Goodwill	45	33	275
Other	313	275	2,288
Total	¥ 2,915	¥ 3,004	$ 24,992

5. Pension and Severance Costs

The Company and its consolidated subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees who retire before a reaching retirement age as prescribed by internal codes. The employees are entitled to the benefits primarily based on their length of service and basic salary as of the retirement date.

In addition, the Company and certain consolidated subsidiaries participate in a Group contributory defined benefit plan which covers substantially all employees of Fujitsu Limited and most of its subsidiaries in Japan. The contributory defined benefit plan (the Plan), which is referred to as the Fujitsu Welfare Pension Fund, entitles employees upon retirement at the retirement age to either a lump-sum payment or pension annuity payments for life commencing at age of sixty or a combination of both based on their length of service, basic salary as of the retirement date and the number of years of participation in the Plan. The contributions of the Company and certain consolidated subsidiaries covered by the Plan and their employees are made to the Fujitsu Welfare Pension Fund, which is an outside organization.

The ending balances of the projected benefit obligation, plan assets, unrecognized net obligation and accrued pension and severance costs at March 31, 2002 and 2003 and the components of net periodic pension cost for the years then ended are as follows:

Assets and obligations as of the end of year

At March 31,	Millions of yen		Thousands of US dollars (Note 2)
	2002	2003	2003
Projected benefit obligation	¥ (59,261)	¥ (64,188)	$ (534,010)
Plan assets	30,502	26,858	223,444
Funded status	(28,759)	(37,330)	(310,566)
Unrecognized transition obligation	15,808	13,832	115,075
Unrecognized actuarial difference	10,107	20,511	170,641
Unrecognized prior service cost	(3,302)	(2,916)	(24,260)
Prepaid pension cost	—	87	723
Accrued pension and severance costs	¥ (6,146)	¥ (5,990)	$ (49,833)

Components of net periodic pension cost

Years ended March 31,	Millions of yen		Thousands of US dollars (Note 2)
	2002	2003	2003
Service cost	¥ 1,024	¥ 1,346	$ 11,198
Interest cost	2,027	2,159	17,962
Expected return on plan assets	(1,719)	(1,707)	(14,201)
Amortization of net unrecognized transition obligation	1,976	1,976	16,439
Amortization of net actuarial difference	333	614	5,108
Amortization of prior service cost	(386)	(386)	(3,211)
Pension cost	¥ 3,255	¥ 4,002	$ 33,295

Weighted-average assumptions used in accounting for the plans

Years ended March 31,	2002	2003
Method of amortization for gross retirement benefit projected at the end of average remaining service period	Straight-line	Straight-line
Discount rate	3.0%	3.0%
Expected long-term rates of return on plan assets	5.7%	5.6%
Period for amortization of prior service cost	10 years	10 years
Period for amortization of net actuarial difference	17 years	17 years
Period for amortization of net transition obligation	10 years	10 years

The Company and certain consolidated subsidiaries also have unfunded severance plans covering directors and corporate auditors. Accrued retirement benefits to directors and corporate auditors as of March 31, 2002 and 2003 are ¥259 million and ¥216 million ($1,797 thousand), respectively.

6. Leases

Lease payments on finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company and its consolidated subsidiaries for the years ended at March 31, 2002 and 2003, and future minimum lease payments subsequent to March 31, 2002 and 2003 are summarized as follows:

Years ended March 31,	Millions of yen		Thousands of US dollars (Note 2)
	2002	2003	2003
Lease expenses	¥ 1,236	¥ 849	$ 7,063
Components of lease expenses:			
Interest	48	33	275
Depreciation	1,166	804	6,689

At March 31,	Millions of yen		Thousands of US dollars (Note 2)
	2002	2003	2003
Future minimum lease payments:			
Within one year	¥ 714	¥ 680	$ 5,657
Thereafter	703	1,018	8,469
Total	¥ 1,417	¥ 1,698	$ 14,126

Acquisition cost, accumulated depreciation and net carrying amount of property held under finance leases which were not capitalized as assets outstanding at March 31, 2002 and 2003 are as follows:

At March 31,	Millions of yen		Thousands of US dollars (Note 2)
	2002	2003	2003
Acquisition cost of leased property	¥ 4,072	¥ 3,782	$ 31,464
Accumulated depreciation	2,697	2,112	17,570
Net carrying amount	¥ 1,375	¥ 1,670	$ 13,894

7. Income Taxes

Income taxes applicable to the Company and its consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 42.1% for the years ended March 31, 2002 and 2003.

A reconciliation of the statutory tax rate to the effective tax rates is provided as follows:

Years ended March 31,	2002	2003
Statutory tax rate	42.1%	42.1%
Increase (decrease) in tax rate resulting from:		
Non-deductible tax expenses (entertainment expenses and other)	1.6	1.4
Per capita inhabitants' taxes*	1.8	1.6
Dividend received exemption	(0.6)	(0.0)
Change in tax rate applied to noncurrent deferred tax assets**	—	0.7
Other	(0.2)	(0.3)
Effective income tax rate	44.7	45.5

*Per capita inhabitants' taxes are not taxes computed based on taxable income.

**In March 2003, the Japanese government enacted a tax law change that will result in a reduction in the aggregate statutory tax rate effective for the fiscal years beginning after April 1, 2004. The effect of this tax rate change was to decrease the Company's and consolidated subsidiaries' deferred tax assets at March 31, 2003 and increase deferred tax expense for the year then ended by ¥69 million ($574 thousand).

The major components of deferred tax assets and liabilities are summarized as follows:

	Millions of yen		Thousands of US dollars (Note 2)
At March 31,	2002	2003	2003
Deferred tax assets:			
Accrued expenses	¥ 1,380	¥ 1,355	$ 11,273
Enterprise tax payable	191	210	1,747
Accrued pension and severance costs	1,924	1,900	15,807
Other	443	420	3,494
Total deferred tax assets	¥ 3,938	¥ 3,885	$ 32,321
Deferred tax liabilities:			
Retained earnings appropriated for deductible reserves	¥ (44)	¥ (35)	$ (291)
Unrealized gain on investment securities	(9)	(3)	(25)
Other	(2)	(3)	(25)
Total deferred tax liabilities	¥ (55)	¥ (41)	$ (341)
Net deferred tax assets	¥ 3,883	¥ 3,844	$ 31,980

8. Supplementary Information

a) Research and Development Costs

Research and development costs charged to selling, general and administrative expenses for the years ended March 31, 2002 and 2003 are ¥405 million and ¥397 million ($ 3,303 thousand), respectively.

b) Dividends Available for Shareholders

In accordance with the article 290-1 of Commercial Code in Japan, ¥3 million ($25 thousand) of unrealized gain on investment securities, net of tax, recorded in shareholders' equity at March 31, 2003 is excluded from dividends available for shareholders.

c) Par Value of Common Stock

On October 1, 2001, an amendment to the Commercial Code in Japan became effective. The amendment eliminates the stated par value of the Company's outstanding shares which results in all outstanding shares having no par value as of October 1, 2001. The amendment also provides that share issuances after September 30, 2001 will be of shares with no par value. Before the amendment, the Company's share had par value of ¥50 per share.

9. Segment Information

The business segment information on the Company and its consolidated subsidiaries for the years ended March 31, 2002 and 2003 is outlined as follows:

	Millions of yen				
Year ended March 31, 2002	Information Technology Services	Technical Support Services	Total	Eliminations and Unallocated Amounts	Consolidated
I. Sales and operating income:					
Sales to external customers	¥ 167,681	¥ 53,847	¥ 221,528	¥ —	¥ 221,528
Intersegment sales and transfers	122	734	856	(856)	—
Total sales	167,803	54,581	222,384	(856)	221,528
Operating costs and expenses	163,357	47,913	211,270	(857)	210,413
Operating income	¥ 4,446	¥ 6,668	¥ 11,114	¥ 1	¥ 11,115
II. Assets, depreciation and amortization and capital expenditures:					
Total assets at year end	¥ 65,171	¥ 21,172	¥ 86,343	¥ 27,584	¥ 113,927
Depreciation and amortization	1,157	561	1,718	(1)	1,717
Capital expenditures	1,106	464	1,570	(1)	1,569

Year ended March 31, 2003	Information Technology Services	Technical Support Services	Total	Eliminations and Unallocated Amounts	Consolidated
	Millions of yen				
I. Sales and operating income:					
Sales to external customers	¥ 166,622	¥ 54,074	¥ 220,696	¥ —	¥ 220,696
Intersegment sales and transfers	565	919	1,484	(1,484)	—
Total sales	167,187	54,993	222,180	(1,484)	220,696
Operating costs and expenses	162,570	48,077	210,647	(1,490)	209,157
Operating income	¥ 4,617	¥ 6,916	¥ 11,533	¥ 6	¥ 11,539
II. Assets, depreciation and amortization and capital expenditures:					
Total assets at year end	¥ 65,599	¥ 18,643	¥ 84,242	¥ 33,360	¥ 117,602
Depreciation and amortization	1,045	659	1,704	(1)	1,703
Capital expenditures	1,355	764	2,119	(1)	2,118

Year ended March 31, 2003	Information Technology Services	Technical Support Services	Total	Eliminations and Unallocated Amounts	Consolidated
	Thousands of US dollars (Note 2)				
I. Sales and operating income:					
Sales to external customers	$ 1,386,206	$ 449,867	$ 1,836,073	$ —	$ 1,836,073
Intersegment sales and transfers	4,700	7,646	12,346	(12,346)	—
Total sales	1,390,906	457,513	1,848,419	(12,346)	1,836,073
Operating costs and expenses	1,352,496	399,975	1,752,471	(12,396)	1,740,075
Operating income	$ 38,410	$ 57,538	$ 95,948	$ 50	$ 95,998
II. Assets, depreciation and amortization and capital expenditures:					
Total assets at year end	$ 545,749	$ 155,100	$ 700,849	$ 277,537	$ 978,386
Depreciation and amortization	8,694	5,483	14,177	(8)	14,169
Capital expenditures	11,273	6,356	17,629	(8)	17,621

a) Basis of Segmentation

(1) Business segments are divided into categories based on the structure adopted for internal management purposes.

(2) Major services in each business segment:

Information Technology Services: Systems planning, systems implementation, systems operation, sales of systems equipment and related goods , sales of in-house developed products developed internally, outlets serving retail customers, provision of human resources including temporary workers, software development.

Technical Support Services: Installation and maintenance of hardware, maintenance of software equipment, etc. and maintenance services of related software.

b) Included in the eliminations and unallocated amounts of assets at March 31, 2002 and 2003 are corporate assets which comprise cash and cash equivalents, time deposits, investment securities and deferred tax assets. The corporate assets totaled ¥28,607 million at March 31, 2002 and ¥33,720 million ($280,532 thousand) at March 31, 2003.

10. Subsequent Events

Appropriations of Retained Earnings

The following appropriations of retained earnings, which are not reflected in the Company's financial statements for the year ended March 31, 2003 were approved at a shareholders' meeting held on June 27, 2003:

	Millions of yen	Thousands of US dollars (Note 2)
Dividends	¥ 285	$ 2,371
Bonuses to directors and corporate auditors	70	582

Report of Independent Certified Public Accountants on the Consolidated Financial Statements



Shin Nihon & Co.

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho,
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1100
Fax: 03 3503-1197

Report of Independent Auditors

The Board of Directors
Fujitsu Support and Service Inc.

We have audited the accompanying consolidated balance sheets of Fujitsu Support and Service Inc. and consolidated subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, expressed in yen, present fairly, in all material respects, the consolidated financial position of Fujitsu Support and Service Inc. and consolidated subsidiaries at March 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Shin Nihon & Co.

June 28, 2003

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of Fujitsu Support and Service Inc. and consolidated subsidiaries under Japanese accounting principles and practices.

Board of Directors and Corporate Auditors



Yoshiichi Ueno Toshihiro Sunohara Yasuo Ohi Tamotsu Hirai
Tatsuhiko Ohtaki Taketoshi Ishii

President and CEO

Tatsuhiko Ohtaki

Executive Vice President

Taketoshi Ishii

Senior Vice Presidents

Yoshiichi Ueno

Toshihiro Sunohara

Yasuo Ohi

Tamotsu Hirai

Members of the Board

Shohei Matsubara

Kazuo Gejo

Tatsuo Urakawa

Kenzo Matsumoto

Tadao Kubodera

Kyoichi Kutsuna

Teruo Raku

Kazuyuki Nishikawa

Standing Corporate Auditors

Masashi Shiraki

Hideki Igarashi

Corporate Auditors

Kuniaki Suzuki

Kazuhiko Kato

(As of June 28, 2003)

Stock Information

Transfer Agent : UFJ Trust Bank Limited

Stock Exchange Listing : Tokyo Stock Exchange

General Meeting of Shareholders : June 27, 2003

Issued Shares : 57,020,000

Number of Shareholders : 28,729

Major Shareholders

	Number of shares held (1,000 shares)	Shareholding (%)
Fujitsu Limited	32,000,000	56.13
The Master Trust Bank of Japan, Ltd.	1,850,800	3.25
Japan Trustee Services Bank, Ltd.	1,745,600	3.06
Trust & Custody Services Bank, Ltd.	1,134,300	1.99
Fsas employee stock ownership Association	919,800	1.61
Mitsui Asset Trust and Banking Company, Limited	849,900	1.49
NikkoCiti Trust and Banking Corporation	619,900	1.09
UFJ Trust Bank Limited	601,700	1.06
The Norinchukin Trust & Banking Co., Ltd.	508,700	0.89
The Mitsubishi Trust and Banking Corporation	365,300	0.64

Breakdown of Shareholders


Securities Companies: 0.9%
Foreign Corporations: 3.2%
Financial Institutions: 17.2%
Individuals and Others: 20.7%
Domesic Coporations: 58.0%

(As of March 31, 2003)

Corporate Data

Company Name : Fujitsu Support and Service Inc.

Established : March 1, 1989

Head Office : Omori Bellport, Bldg. A, 7th Fl.,
26-1 Minami-Oi 6-chome, Shinagawa-ku,
Tokyo 140-8567, Japan

Paid-in Capital : ¥9,402 million

Number of Employees : 4,322

URL : http://www.fsas.fujitsu.com/

(As of March 31, 2003)

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. Forward-looking statements are contained in the sections entitled "To Our Shareholders and Investors", "Special Feature: Medium-term Business Plan", "Review of Operations" and elsewhere in this annual report.

Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those described in any forward-looking statement contained in this annual report. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

- unforeseen decreases in purchases of our products by government customers; the rate of acceptance of our products and services;
- our ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which we conduct our business;
- changing market demands in the information technology services industry;
- our ability to successfully implement our business strategies;
- our customers' response to new services we offer; and
- continuing deferrals and suspensions of purchases by our customers due to lower levels of IT investment, poor operating results, insolvency or bankruptcy or weakness in the Japanese economy generally

You should understand that it is not possible to predict or identify all factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in this annual report. Consequently, you should not consider the foregoing list to be a complete set of all such factors.

We undertake no obligation to update any forward-looking statement contained in this annual report whether as a result of new information, future events or otherwise.

FSAS

FUJITSU SUPPORT AND SERVICE INC.

Omori Bellport, Bldg. A, 7th Fl., 26-1, Minami-Oi 6-chome, Shinagawa-ku, Tokyo 140-8567, Japan
TEL: (03) 5471-4759 URL: http://www.fsas.fujitsu.com/


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EXHIBIT A

Annual Securities Report for the Fiscal Year ended March 31, 2003

The Annual Securities Report*1 includes the following information relating to Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries (together with the Company, the "Fsas Group"):

1. General Company Information, including an index of the Company's key financial information for the past five years on a consolidated and non-consolidated basis; a summary of the Company's history; a description of the Fsas Group's business; summary information on the Company's parent company and consolidated subsidiaries; and information relating to employees of the Fsas Group.

2. Business Overview, including an overview of the Fsas Group's business activities and a summary of its operations for the fiscal year ended March 31, 2003; summaries of customer orders and sales activities; future tasks to be addressed; a listing of material contracts of the Company; and research and development activities.

3. Facility Information, including summary information on the Fsas Group's owned and leased facilities; a listing of the major leased personal property and improvements to the facilities.

4. Share, Shareholder and Management Information, including information on the Company's capital and outstanding common stock; information on the Company's voting and treasury shares; summary information on the Company's shareholders; the Company's dividend policy and payments made during the fiscal year ended March 31, 2003; an index of the market prices and other information relating to the trading of the Company's shares on the First and Second Sections of the Tokyo Stock Exchange*2; and a description of Members of the Board and Corporate Auditors of the Company.

5. Accounting Information, including consolidated and non-consolidated audited financial statements for the fiscal year ended March 31, 2003 and for the fiscal year ended March 31, 2002, and notes and supplementary information thereto.

---

*1 The original Annual Securities Report has been filed with the Financial Services Agency of Japan through the electronic filing system called EDINET (Electronic Disclosure for Investors' Network). The documents filed through the EDINET are prepared, in principle, in the form of HTML files and the attached Annual Securities Report might be slightly different from such HTML files in certain formats.
*2 As of September 3, 2001, the Company's shares became listed on the First Section of the Tokyo Stock Exchange.

6. Reference Information, including administrative information relating to the handling of the Company's shares; and a listing of the Company's securities filings made in Japan between the beginning of the 2002 fiscal year and the date of submission of this Annual Securities Report.

7. Copies of Reports of Independent Certified Public Accountants, including the forms of the reports of the independent certified public accountants for the consolidated and non-consolidated financial statements for the fiscal year ended March 31, 2003 and for the fiscal year ended March 31, 2002.